July 22, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Thompson:

Re:   Neuromama Ltd. (the “Company”)

         Form 10-K for the Fiscal Year Ended January 31, 2013

         Filed April 10, 2013

         Form 10-Q for the Quarterly Period Ended October 31, 2013

         Filed January 17, 2014
         Form 12b-25
         Filed May 2, 2014
         Response dated May 21, 2014

         File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

Form 12b-25

General

1.      Please tell us when you expect to file your Form 10-K for the fiscal year ended January 31, 2014.

ANSWER:  Due to the latest changes in the Company’s Certifying Accountant, as filed on a Form 8-K with the Commission on July 3, 2014, the audit for the fiscal year ended January 31, 2014 is not complete.  At this time the Company is unable to determine when it will file the Form 10-K as it is currently looking to engage a new Certifying Accountant.

We intend to engage a new Certifying Accounting and to complete the year-end audit within a reasonable period of time, which should not take longer than 2 months.

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Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

2.      We reviewed your response to comment 3 in our letter dated April 22, 2014 addressing the terms for repayment of financing provided by Global Media.  Please respond to that portion of our comment requesting you to tell us how you intend to account for the financing and issuance of the warrants and the basis in GAAP for your accounting treatment.

ANSWER:  We did not record the cancellation of the loan and issuance of warrants from the March 12, 2014 agreement with Global Media at year end, as it occurred subsequent to year end.  However, when we record it in Q1, we will assess the fair value of the warrants issued and compare that to the $1,884,127 of cash and services covered by the three promissory notes referenced in section 2 of the Agreement, recognizing a gain or loss as necessary.

3.      We note your proposed disclosure of the amendment to the financing and services agreement canceling the loan payable in exchange for additional warrants.  Please tell us what your accounting entries will be to record the loan cancellation and issuance of warrants.

ANSWER:  These are complicated accounting entries that will require fair value analysis that we will do with the Q1 bookkeeping and accounting.  It will involve accounting guidance around extinguishment of debt and accounting for the fair value of the warrants issued and allocating the value of the loan from Global Media and the warrants issued between debt and equity.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2.  Management’s Discussion and Analysis of Financial Condition, page 4

4.      We note your response to comment 4 in our letter dated April 22, 2014 and we re-issue this comment in part.  Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your response that “it will take an additional 3 to 4 months to re-edit, convert and close caption The Jazz Network Shows” and “[you] hope that in 6 months [you] will research, design, develop and implement [y]our business model.”  Alternatively, if you no longer expect to reach $3.5 million in ad sales in 2014, confirm that you will revise your disclosure in your next annual report on Form 10-K.

ANSWER:  It took extra time to re-edit, convert and close caption the first 13 episodes of THE JAZZ NETWORK television program.  Next week the hard-drive with those 13 episodes will be shipped to Washington in order for THE JAZZ NETWORK television programs to be placed into the programming schedule.

We are not sure when these television programs will actually appear on the air; however, there is a strong possibility of having all 13 episodes air in 2014.  We believe that this television program will attract a lot of viewers.

In addition, 65 old shows of THE JAZZ NETWORK, is a great starting point.  THE JAZZ NETWORK has the brand name, and the next 65 or 650 shows or the transformation of THE JAZZ NETWORK into a real 24/7 TV network with a format of Jazz and other appropriate folk music, art, history of music and art, documentaries, independent films, educational and other appropriate and necessary television programs, will depend on the new THE JAZZ NETWORK producer.

Mr. Sterling will be actively involved in the creation of new shows and the first show will be recorded in September in Robby Krieger’s studio.  We are actively searching for the right person as co-producer and will groom this person as a producer of THE JAZZ NETWORK television programs.  We are looking for an individual who is a musician himself and will invest his own money.

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The following information is very positive for short and long term projections:

•         The distribution agreement for THE JAZZ NETWORK includes 50,000,000 homes (140,000,000 potential viewers) subscribing to Direct TV and Dish Network, as well as ITunes and local channels in all major US cities.  It is for 5 years and also covers Canada and Mexico.

•         Jazz Network is the only TV series with a distribution contract that can found in the USA, therefore there is no competition.

•         Attendance to Jazz Clubs and Jazz Festivals is on the upswing in the USA and all over the world.

•         THE JAZZ NETWORK show is where Herbie Hancock, Chick Corea, John Scofield, Billy Childs, Lyle Mays, Pat Metheny, Charles Lloyd, Joe Lovano, Jimi Hendrix and McCoy Tyner have all appeared performing live.

•         A short promotional video can be found here: www.youtube.com/watch?v=cvZELn6ckSU

•         THE JAZZ NETWORK television program has run on PBS for 5 years.

•         A 30 minute TV program is comprised of 22 minutes of programming and 8 minutes of commercials, consisting of either 24 – twenty second commercial spots, 16 - thirty second commercial spots or 32 – fifteen second commercial spots.

•         Direct TV and Dish Network are in 50,000,000 homes in the US.  Based on 2.8 people living in each home, there are 140,000,000 possible viewers that can watch each episode 3 times per week.

•         If we estimate that 2.5% of population likes jazz enough to buy tickets for jazz concerts, this equates to approximately 3,500,000 who will watch our shows each week.

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•         20 second Television Commercials are typically sold at $0.07 per viewer.  Therefore, each 20-second commercial is valued at $245,000.  If we air 24 in one episode, we stand to earn $5,880,000 in gross adverting revenue.  Over 13 episodes, we can earn approximately $76,440,000 in gross revenues.  According to the agreements we have in place, we are entitled to 50% of this number which is approximately $38 million.

Please contact the writer if you have any further questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.

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